Exhibit 99.1

July 23, 2024

Biodexa Pharmaceuticals PLC

Announces Closing of $5.0 Million Registered Direct Offering and Concurrent Private Placement

Biodexa Pharmaceuticals PLC (“Biodexa” or the “Company”) (Nasdaq: BDRX), an acquisition-focused clinical stage biopharmaceutical company developing a pipeline of innovative products for the treatment of diseases with unmet medical needs, today announced the closing of its previously announced registered direct offering of an aggregate of (i) 5,050,808 American Depositary Shares (the “Depositary Shares”) (each Depositary Share representing 400 of the Company’s ordinary shares, nominal value £0.001 per share) and (ii) 278,975 pre-funded warrants exercisable for Depositary Shares, at a purchase price of $0.94 per Depositary Share (or $0.9399 per pre-funded warrant).

The net proceeds from the offering were approximately $4.2 million, after deducting placement agent fees and other offering expenses. The Company anticipates that the proceeds of this offering will be used to fund its development programs, including to provide the final match payment with respect to a $17 million grant from the Cancer Prevention Research Institute of Texas (CPRIT) and initiate the Phase 3 clinical trial of eRapa in Familial Adenomatous Polyposis (FAP), for working capital and for general corporate purposes.

In a concurrent private placement, the Company also issued and sold unregistered Series J warrants to purchase up to an aggregate of 5,329,783 Depositary Shares (the “Series J Warrants”) and unregistered Series K warrants to purchase up to an aggregate of 5,329,783 Depositary Shares (the “Series K Warrants”).

The pre-funded warrants have an exercise price of $0.0001 per Depositary Share, are immediately exercisable and do not expire. The Series J Warrants have an exercise price of $1.00 per Depositary Share, are immediately exercisable and expire on the fifth anniversary of the issuance date. The Series K Warrants have an exercise price of $1.00 per Depositary Share, are immediately exercisable and expire on the first anniversary of the issuance date.

Ladenburg Thalmann & Co. Inc. acted as sole placement agent in connection with the offering.

In connection with the offering, the Company also agreed to amend the exercise price of existing Series E warrants to purchase an aggregate of 978,233 Depositary Shares, existing Series G warrants to purchase an aggregate of 2,443,995 Depositary Shares and existing Series H warrants to purchase an aggregate of 3,236,345 Depositary Shares that were previously issued in December 2023, May 2022 and May 2022, respectively, held by investors participating in the offering, such that the amended warrants now have an exercise price of $1.00 per share.

The Depositary Shares (or pre-funded warrants in lieu thereof) were offered pursuant to a shelf registration statement on Form F-3 (File No. 333-267932), which was declared effective by the United States Securities and Exchange Commission (“SEC”) on October 26, 2022. A prospectus supplement relating to the Depositary Shares and pre-funded warrants has been filed with the SEC and is available on the SEC’s website located at http://www.sec.gov. Electronic copies of the prospectus supplement relating to the registered direct offering, together with the accompanying prospectus, may be obtained, when available, from Ladenburg Thalmann & Co. Inc., Prospectus Department, 640 Fifth Avenue, 4th Floor, New York, New York 10019 or by email at prospectus@ladenburg.com.

The private placement of the Series J Warrants and Series K Warrants was made in a transaction not involving a public offering and the securities sold in the private placement have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state or other applicable jurisdiction’s securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state or other jurisdictions’ securities laws. Pursuant to the securities purchase agreement, the Company has agreed to file a registration statement with the SEC registering the resale of the ordinary shares underlying the Depositary Shares issuable upon the exercise of the Series J Warrants and Series K Warrants issued in the private placement.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any offer, solicitation or sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. Any offering of the securities under the resale registration statement will only be made by means of a prospectus.

About the Cancer Prevention and Research Institute of Texas

CPRIT was created by the Texas Legislature and approved by a statewide vote in 2007 to lead the Lone Star State’s fight against cancer. In 2019, Texas voters again voted overwhelmingly to continue CPRIT with an additional $3 billion for a total $6 billion investment in cancer research and prevention. To date, CPRIT has awarded over $3 billion in grants to Texas research institutions and organizations through its academic research, prevention and product development research programs. CPRIT has also recruited more than 281 distinguished researchers to Texas, supported the establishment, expansion or relocation of 51 companies to Texas and generated over $7.66 billion in additional public and private investment. CPRIT funding has advanced scientific and clinical knowledge and provided over 8.1 million life-saving cancer prevention and early detection services to Texans in all 254 counties. Learn more at https://cprit.texas.gov.

About Biodexa Pharmaceuticals PLC

Biodexa Pharmaceuticals PLC (listed on NASDAQ: BDRX) is a clinical stage biopharmaceutical company developing a pipeline of innovative products for the treatment of diseases with unmet medical needs. The Company’s lead development programs include eRapa, under development for Familial Adenomatous Polyposis and Non-Muscle Invasive Blader Cancer: tolimidone, under development as a for the treatment of type 1 diabetes; and MTX110, which is being studied in aggressive rare/orphan brain cancer indications.

eRapa is a proprietary oral tablet formulation of rapamycin, also known as sirolimus. Rapamycin is an mTOR (mammalian Target Of Rapamycin) inhibitor. mTOR has been shown to have a significant role in the signalling pathway that regulates cellular metabolism, growth and proliferation and is activated during tumorgenesis.

Tolimidone is an orally delivered, potent and selective inhibitor of Lyn kinase. Lyn is a member of the Src family of protein tyrosine kinases, which is mainly expressed in hematopoietic cells, in neural tissues, liver, and adipose tissue. Tolimidone demonstrates glycemic control via insulin sensitization in animal models of diabetes and has the potential to become a first in class blood glucose modulating agent.

MTX110 is a solubilised formulation of the histone deacetylase (HDAC) inhibitor, panobinostat. This proprietary formulation enables delivery of the product via convection-enhanced delivery (CED) at chemotherapeutic doses directly to the site of the tumor, by-passing the blood-brain barrier and potentially avoiding systemic toxicity.

Biodexa is supported by three proprietary drug delivery technologies focused on improving the bio-delivery and bio-distribution of medicines. Biodexa’s headquarters and R&D facility is in Cardiff, UK. For more information visit www.biodexapharma.com.

Forward-Looking Statements

Certain statements in this announcement may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation. All statements contained in this announcement that do not relate to matters of historical fact should be considered forward-looking statements including, but not limited to, the anticipated net proceeds, and the anticipated use of proceeds therefrom, and projected cash runway. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved.” Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause their actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein.

Reference should be made to those documents that Biodexa shall file from time to time or announcements that may be made by Biodexa in accordance with the rules and regulations promulgated by the SEC, which contain and identify other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Biodexa are expressly qualified in their entirety by the cautionary statements above. Except as may be required under relevant laws in the United States, Biodexa does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or events otherwise arising.

For more information, please contact:

Biodexa Pharmaceuticals PLC
Stephen Stamp, CEO, CFO Tel: +44 (0)29 20480 180 www.biodexapharma.com

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